EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings from continuing operations	$987,139	$712,813	$300,062	$215,621	$231,765
Add:
Minority interest	6,003	3,457	5,243	4,875	4,959
Income taxes	68,899	30,528	26,892	43,562	15,374
Interest expense	368,065	294,403	177,562	152,551	154,427

Earnings as adjusted	$1,430,106	$1,041,201	$509,759	$416,609	$406,525

Combined fixed charges and preferred share dividends:
Interest expense	$368,065	$294,403	$177,562	$152,551	$154,427
Capitalized interest	125,382	97,297	63,885	37,388	36,425

Total fixed charges	493,447	391,700	241,447	189,939	190,852
Preferred share dividends	25,423	25,416	25,416	25,746	30,485

Combined fixed charges and preferred share dividends	$518,870	$417,116	$266,863	$215,685	$221,337

Ratio of earnings as adjusted to combined fixed charges and preferred share dividends	2.8	2.5	1.9	1.9	1.8